

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2013

Via E-mail
Howard S. Lanznar, Esq.
Executive Vice President & Chief Administrative Officer
Diamond Resorts Corporation
10600 West Charleston Boulevard
Las Vegas, Nevada 89135

> **Re:** **Diamond Resorts International, Inc.**
> **Amendment No. 4 to**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted April 26, 2013**
> **CIK No. 0001566897**

Dear Mr. Lanznar:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Management's Discussion and Analysis of Financial Condition

Critical Accounting Policies and Use of Estimates, page 59

1.   We believe your presentation of critical accounting polices before the discussion of your results of operations and liquidity places an overemphasis of EBITDA compared to your GAAP results of operations. In your amended filing, please move your critical accounting polices discussion after these two sections.

Presentation of Certain Financial Metrics, page 67

2.   We have reviewed your response to comment 1 from our letter dated April 18, 2013. We continue to believe that your current presentation of Adjusted EBITDA as a performance

measure is misleading to investors due to the exclusion of vacation interest costs. Please revise your filing to remove the adjustment for vacation interest costs when presenting this performance measure. We would not object to the presentation of Adjusted EBITDA, if presented as a liquidity measure and included within the liquidity section of your MD&A, provided the measure is calculated in compliance with the covenant included within your Senior Notes Indenture. You should explain why such liquidity measure is presented, and provide the disclosures addressed in Compliance and Disclosure Interpretation 102.9.

3.   We note within your response that Adjusted EBITDA is calculated for purposes of the Senior Notes Indenture in a substantially identical manner as it is calculated in your filing. Please provide us with your debt covenant calculations.

Results of Operations

Comparison of the Year Ended December 32, 2012 to the Year Ended December 31, 2011

Costs and Expenses, page 71

4.   Please expand your Management's Discussion and Analysis to thoroughly explain the underlying reasons for the large fluctuations in vacation interest costs for the periods presented. Changes in estimates due to changes in estimated prices vis-à-vis estimated costs should be explained separately. Within your explanation, quantify the effects of the changes in estimates for each period in accordance with Topic ASC 978-330-35-1.

Financial Statements

For the Year Ended December 31, 2012 and 2011

Notes to Consolidated Financial Statements

Note 5. Mortgages and Contracts Receivable and Allowances for Loan.., page F-26

5.   We note your response to comment 3 from our letter dated April 18, 2013. Please clarify how the $10.4M adjustment described in Footnote (a) relates to the adjustment that was reflected in fourth quarter 2011 described on Pg. F-58.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Shannon Sobotka at (202) 551-3856 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg at (202) 551-3404 or Michael McTiernan at (202) 551-3852 with any other questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief

cc: Mark D. Wood, Esq.